ROI Acquisition Corp.

9 West 57th Street

New York, New York 10019

Tel: (212) 825-0400

February 24, 2012

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	ROI Acquisition Corp. (the “Company”)

Registration Statement on Form S-1

File No. 333-177340

Dear Mr. Spirgel:

The undersigned hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective on February 24, 2012 at 10:00 a.m. (EST), or as soon thereafter as is practicable.

In connection with this acceleration request, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christopher S. Auguste of Kramer Levin Naftalis & Frankel LLP, outside counsel to the Company, at (212) 715-9265 upon the Registration Statement becoming effective.

Sincerely,

ROI ACQUISITION CORP.

By:	/s/ Joseph De Perio
Name: Joseph De Perio
Title: Vice Chairman of the Board and President

cc:	Christopher S. Auguste, Esq.

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